July 12, 2024

Richard M. Adams, Jr.
Chief Executive Officer
United Bankshares, Inc.
500 Virginia Street, East
Charleston, West Virginia 25301

       Re: United Bankshares, Inc.
           Registration Statement on Form S-4
           Filed July 3, 2024
           File No. 333-280677
Dear Richard M. Adams, Jr.:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Sandra M. Murphy